Exhibit 23.5

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” and to the use of our reports dated March 15, 2019, with respect to the consolidated financial statements of TerraForm Power, Inc., and the effectiveness of internal control over financial reporting of TerraForm Power, Inc., included in Amendment No. 2 of the Annual Report on Form 20-F of Brookfield Renewable Partners L.P. for the year ended December 31, 2018 incorporated by reference in the Registration Statement on Form F-1 and related Preliminary Prospectus of Brookfield Renewable Corporation and Brookfield Renewable Partners L.P. for the registration of Class A Subordinate Voting Shares of Brookfield Renewable Corporation and Limited Partnership Units of Brookfield Renewable Partners L.P.

/s/ Ernst & Young LLP

New York, New York

November 8, 2019